1001 Air Brake Avenue Wilmerding, PA 15148	Phone: 412.825.1000 Fax: 412.825.1305

October 5, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549

Attention:	J. Nolan McWilliams
John Dana Brown

Re:	Westinghouse Air Brake Technologies Corporation
Registration Statement on Form S-4
Filed September 20, 2018
File No. 333-227444

Ladies and Gentlemen:

Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec,” the “Company,” “we,” “our” or “us”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 1, 2018 (the “Comment Letter”) with respect to our Registration Statement on Form S-4, filed September 20, 2018 (the “Registration Statement”).  We are concurrently filing a revised Registration Statement (the “Amended Registration Statement”) that includes changes in response to the Staff’s comment.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

Form S-4

General

1.
Please revise the combined prospectus-information statement as necessary for consistency with the revised disclosure in the Westinghouse Air Brake Technologies Corporation PREM14A and any outstanding comments on that proxy statement.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised for consistency with the revised disclosure in the Company’s revised preliminary proxy statement on Schedule 14A, filed October 5, 2018. Please see the Amended Registration Statement.

* * * * * * * * *

Securities and Exchange Commission
October 5, 2018

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (412) 825-1420.

Very truly yours,

/s/ David L. DeNinno

David L. DeNinno
Executive Vice President, General Counsel and Secretary

cc:	Albert J. Neupaver, Executive Chairman, Wabtec
Randi L. Strudler, Jones Day
Peter E. Devlin, Jones Day